Soho
Resources Corp.
SOH: TSX

SEC
Mail Processing
Section

FEB 06 2008

Washington, DC
101

082-04126

January 29, 2008

United States Securities and
Exchange Commission
Washington, D.C. 20549
U.S.A.

[redacted]

08000738

SUPPL

Dear Sirs:

Re: Soho Resources Corp. ("Soho") - Financial Statements

Enclosed is one copy of the Company's unaudited financial statements
for the quarter ended November 30, 2007 with the Exemption number 12g3-2(b).

Yours truly,

SOHO RESOURCES CORP.

Ralph Shearing
President

PROCESSED
FEB 15 2008
THOMSON
FINANCIAL

Encl.

dw 2/14

Suite 250 - 1090 West Georgia St.
Vancouver, BC Canada V6E 3V7

Telephone: 604.684.8071
Facsimile: 604.684.3829
e-mail:info@sohoresources.ca • www.sohoresources.ca

Z:\Soho\Financial\Financial Statements\Letter to U.S. S and E Commission Encl. F.S..doc

SOHO RESOURCES CORP.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOVEMBER 30, 2007

SOHO RESOURCES CORP.
INTERIM CONSOLIDATED FINANCIAL STATEMENTS
November 30, 2007

NOTICE OF NO AUDITOR REVIEW OF INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Under the National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim consolidated financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim consolidated financial statements of the Company have been prepared by and are the responsibility of the Company's management.

The Company's independent auditor has not performed a review of these interim consolidated financial statements in accordance with the standards established by the Canadian Institute of the Chartered Accountants for a review of interim consolidated financial statements by an entity's auditor.

"Ralph Shearing"

Ralph Shearing
Chief Executive Officer

January 28, 2008

SOHO RESOURCES CORP.
CONSOLIDATED BALANCE SHEETS

		November 30, 2007 (Unaudited – prepared by management)		February 28, 2007 (Note 2)
ASSETS				
Current				
Cash	$	5,757,113	$	1,305,702
Prepaid expenses		44,585		20,306
Receivables		1,355,050		653,428
		7,156,748		1,979,436
Mineral properties (Note 3)		13,865,142		9,170,159
Equipment		95,233		35,838
	$	21,117,123	$	11,185,433
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current				
Accounts payable and accrued liabilities	$	399,415	$	1,021,601
Promissory notes payable (Note 5)		-		12,265
Obligation under share purchase agreement (Note 3)		200,000		234,000
Capital lease obligation (Note 5)		7,635		10,870
		607,050		1,278,736
Asset retirement obligation (Note 4)		169,000		144,000
		776,050		1,422,736
Shareholders' equity				
Capital stock (Note 6)		36,015,496		24,449,645
Obligation to issue shares (Note 3)		-		112,000
Contributed surplus (Note 6)		2,424,325		1,835,858
Deficit		(18,098,748)		(16,634,806)
		20,341,073		9,762,697
	$	21,117,123	$	11,185,433

Nature and continuance of operations (Note 1)
Commitments (Note 12)
Subsequent events (Note 13)

On behalf of the Board:

"Ralph Shearing" Director — "Paul Chung" Director
Ralph Shearing — Paul Chung

The accompanying notes are an integral part of these consolidated financial statements.

SOHO RESOURCES CORP.
CONSOLIDATED STATEMENTS OF OPERATIONS, COMPREHENSIVE LOSS, AND DEFICIT
(Unaudited – prepared by management)

	Three months ended November 30, 2007	Three months ended November 30, 2006	Nine months ended November 30, 2007	Nine months ended November 30, 2006
EXPENSES				
Amortization	$ 4,491	$ 2,408	$ 11,437	$ 6,724
Business promotion	114,269	16,005	204,276	43,602
Communications	14,899	11,972	48,652	63,825
Consulting and financial services	50,216	4,500	72,866	23,811
Foreign exchange loss (gain)	(23,356)	31,994	26,156	71,684
Insurance	11,407	10,491	34,564	26,725
Interest	277	2,012	3,283	3,936
Investor relations	24,750	21,000	51,180	117,074
Management fees	15,000	22,500	60,000	67,500
Office and miscellaneous	24,713	18,090	53,865	57,486
Professional fees	103,860	90,127	302,276	267,632
Property investigations	39,209	-	83,460	-
Regulatory fees	7,289	1,041	13,561	11,787
Rent	22,030	15,845	67,326	46,547
Stock-based compensation	63,373	125,698	251,923	812,105
Transfer agent	4,486	2,211	17,592	13,108
Travel	74,866	16,491	136,033	54,606
Wages and benefits	134,095	30,076	221,540	79,939
Loss before other items	(685,874)	(422,461)	(1,659,990)	(1,768,091)
OTHER ITEMS				
Interest income	57,895	21,432	196,048	30,861
Loss and comprehensive loss for the period	(627,979)	(401,029)	(1,463,942)	(1,737,230)
Deficit, beginning of period	(17,470,769)	(15,702,804)	(16,634,806)	(14,366,603)
Deficit, end of period	$ (18,098,748)	$ (16,103,833)	$ (18,098,748)	$ (16,103,833)
Basic and diluted loss per common share	$ (0.01)	$ (0.01)	$ (0.02)	$ (0.03)
Weighted average number of common shares outstanding	99,960,287	71,183,640	95,574,888	68,032,093

The accompanying notes are an integral part of these consolidated financial statements.

SOHO RESOURCES CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited – prepared by management)

	Three months ended November 30, 2007	Three months ended November 30, 2006	Nine months ended November 30, 2007	Nine months ended November 30, 2006
CASH FLOWS FROM OPERATING ACTIVITIES				
Loss for the period	$ (627,979)	$ (401,029)	$ (1,463,942)	$ (1,737,230)
Items not affecting cash				
Amortization	4,491	2,408	11,437	6,724
Stock-based compensation	63,373	125,698	251,923	812,105
Unrealized foreign exchange loss (gain)	(22,124)	4,050	(34,000)	4,050
Changes in non-cash working capital items				
(Increase) decrease in prepaid expenses	41,389	24,409	(24,279)	(5,945)
(Increase) decrease in receivables	(86,199)	(155,750)	(701,622)	(281,773)
Increase (decrease) in accounts payable and accrued liabilities	(53,563)	(47,802)	11,326	(391,088)
Net cash used in operating activities	(680,612)	(448,016)	(1,949,158)	(1,593,157)
CASH FLOWS FROM FINANCING ACTIVITIES				
Issuance of common shares	55,200	911,876	12,452,725	6,899,769
Share issue costs	-	-	(805,945)	(58,332)
Payment of share purchase obligation	-	(57,000)	-	(57,000)
Repayments of capital lease obligation and promissory notes	(1,116)	(979)	(15,500)	(2,233)
Net cash provided by financing activities	54,084	853,897	11,631,280	6,782,204
CASH FLOWS FROM INVESTING ACTIVITIES				
Equipment purchase	(5,875)	-	(70,832)	(928)
Mineral properties	(1,212,795)	(1,150,631)	(5,159,879)	(2,916,189)
Net cash used in investing activities	(1,218,670)	(1,150,631)	(5,230,711)	(2,917,117)
Increase (decrease) in cash position during the period	(1,845,197)	(744,750)	4,451,411	2,271,930
Cash position, beginning of period	7,602,311	3,497,283	1,305,702	480,603
Cash position, end of period	$ 5,757,113	$ 2,752,533	$ 5,757,113	$ 2,752,533

Supplemental disclosure with respect to cash flows (Note 9)

The accompanying notes are an integral part of these consolidated financial statements.

1. NATURE AND CONTINUANCE OF OPERATIONS

The Company was incorporated under the laws of British Columbia and its principal business activity consists of acquisition and exploration of mineral properties.

The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain reserves that are economically recoverable. The recoverability of the amounts shown for mineral properties and related deferred exploration costs are dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete development and upon future profitable production.

These consolidated financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The operations of the Company have primarily been funded by the issuance of capital stock. The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing and to commence profitable operations in the future.

These financial statements do not include any adjustments relating to the recoverability and classification of recorded assets and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

	November 30, 2007	February 28, 2007
Deficit	$(18,098,748)	$(16,634,806)
Working capital	$6,549,698	$700,700

2. SIGNIFICANT ACCOUNTING POLICIES

The accompanying unaudited interim consolidated financial statements of Soho Resources Corp. include the accounts of the Company and its wholly-owed subsidiaries, Samarkand de Mexico S.A. de C.V. ("Samarkand") and Sierra Soleada S.A. de C.V. (Sierra), and its 99.4% owned subsidiary, Sacramento de la Plata S.A. de C.V. ("Sacramento"), (collectively referred to as the "Company"). These financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). All inter-company transactions and balances have been eliminated upon consolidation.

The balance sheet at February 28, 2007 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements.

These financial statements should be read in conjunction with the Company's annual audited consolidated financial statements for the fiscal year ended February 28, 2007. In the opinion of management all material adjustments considered necessary for a fair presentation of the results of the interim periods have been included. Except as noted below, the results for the period ended November 30, 2007 are stated utilizing the same accounting policies and methods of application as the most recent annual financial statements, but are not necessarily indicative of the results to be expected for the full year.

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

Changes in accounting policies

The Company has adopted the following Canadian Institute of Chartered Accountants ("CICA") guidelines effective for the Company's fiscal period commencing March 1, 2007:

a) Section 3855 - Financial Instruments - Recognition and Measurement. Section 3855 requires that all financial assets, except those classified as held to maturity, and derivative financial instruments, must be measured at fair value. All financial liabilities must be measured at fair value when they are classified as held for trading; otherwise, they are measured at cost. Investments classified as available for sale are reported at fair market value (or mark to market) based on quoted market prices with unrealized gains or losses excluded from earnings and reported as other comprehensive income or loss. Investments subject to significant influence are reported at cost and not adjusted to fair market value. The Company's financial instruments during the period consisted of bank issued guaranteed investment certificates.

b) Section 1530 - Comprehensive Income. Comprehensive income or loss is the change in the Company's net assets that results from transactions, events and circumstances from sources other than the Company's shareholders and includes items that would not normally be included in net earnings such as unrealized gains or losses on available-for-sale investments. Other comprehensive income includes the holding gains and losses from available-for-sale securities which are not included in net income (loss) until realized.

c) The adoption of Sections 1530 and 3855 does not have any impact on the opening equity and losses of the Company.

Comparative figures

Certain comparative figures have been reclassified to conform to the current period's presentation.

3. MINERAL PROPERTIES

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral properties. The Company has investigated title to all of its mineral properties and, to the best of its knowledge, title to all of its properties are in good standing.

Tahuehueto Project

In 1997, pursuant to a share purchase agreement through Samarkand, the Company acquired 90% of the issued and outstanding capital stock of Sacramento. In March 2007 the Company converted a portion of inter-company debt between Samarkand and Sacramento into equity, thereby increasing its ownership in Sacramento from 90.0% to 99.4%. Sacramento holds a 100% interest in the Tahuehueto mineral property, located in Durango State, Mexico. The property is subject to a 1.6% net smelter returns royalty ("NSR").

Pursuant to the share purchase agreement, the Company is obligated to make final payments of US$200,000 (Cdn$200,000) to the vendors of the Sacramento shares.

In 2006, the Company entered into an agreement for surface access rights to certain areas of the Tahuehueto project, expiring in May 2016. Under the terms of this agreement the Company must pay an annual fee escalating at 5% per annum. The fee for the current fiscal period was US$21,000.

Mineral property costs incurred on the Tahuehueto Project were incurred as follows:

	November 30, 2007	February 28, 2007
Balance, beginning of period	$ 9,170,159	$ 3,750,625
Acquisition costs	-	191,425
Assays, data and maps	322,722	276,980
Asset retirement charge	37,500	119,000
Drilling	1,689,711	1,561,032
Equipment and supplies	660,102	865,943
Geological consulting	471,220	819,414
Insurance	12,357	13,696
Mineral concession taxes, licences, and fees	57,749	62,781
Project office	186,357	116,900
Stock-based compensation (Note 7)	143,616	127,764
Subcontractors and equipment rentals	472,761	847,111
Transportation, travel, and lodging	64,435	144,324
Wages and benefits	576,453	273,164
Mineral property costs incurred during the period	4,694,983	5,419,534
Balance, end of period	$13,865,142	$ 9,170,159

4. ASSET RETIREMENT OBLIGATION

The Company's operations are affected by federal, state and local laws and regulations concerning environmental protection. Under current regulations, the Company is required to meet performance standards to minimize environmental impact from operations and to perform site restoration and other closure activities. The Company's provisions for future site closure and reclamation costs are based on known requirements. It is not currently possible to estimate the impact on operating results, if any, of future legislative or regulatory developments. The asset retirement obligation accrual required management to make significant estimates and assumptions. Actual results could differ from these estimates.

The Company estimates its asset retirement obligation at the Tahuehueto property based on its understanding of its requirements to reclaim the currently disturbed areas. During the period ended November 30, 2007, the Company accrued a further $37,500 (2006 - $37,500) retirement charge, for a total amount of $181,500. The asset retirement obligation of $169,000 is considered to be present value.

5. PROMISSORY NOTES PAYABLE and CAPITAL LEASE OBLIGATION

a) The Company issued three promissory notes in connection with vehicles acquired for and included in mineral properties. These notes are repayable by monthly principal and interest payments of $2,750, until June 2007, are unsecured, and bear interest at 24.5% per annum. These notes were fully repaid during the period.

b) The Company entered into a capital lease agreement in connection with the rental of certain office equipment. The lease is payable by monthly payments of $434 until February 2009, plus a final payment of $1,505, is secured by the equipment, and bears interest at 13% per annum.

6. CAPITAL STOCK AND CONTRIBUTED SURPLUS

	Number of Shares	Share Amount	Contributed Surplus
Authorized:			
Unlimited common shares without par value			
100,000,000 Class A preference shares with a par value of $1 per share			
100,000,000 Class B preference shares with a par value of $5 per share			
Common shares issued:			
Balance as at February 28, 2007	74,578,063	$ 24,449,645	$ 1,835,858
Private placement	24,400,000	12,200,000	-
Mineral property acquisition obligation	200,000	112,000	-
Broker unit warrants exercised	263,850	212,829	(80,904)
Share issue costs	-	(1,194,007)	388,061
Stock-based compensation (Note 7)	-	-	395,539
Options exercised	570,000	192,113	(96,513)
Warrants exercised	126,000	42,916	(17,716)
Balance as at November 30, 2007	100,137,913	$ 36,015,496	$ 2,424,325

6. CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont'd…)

During the period ended November 30, 2007 the Company:

a) Completed a non-brokered private placement of 2,800,000 units at $0.50 per unit for total proceeds of $1,400,000. Each unit consisted of one common share and one-half of one share purchase warrant, with each whole warrant being exercisable for one additional common share at a price of $0.70 until April 17, 2009.

b) Completed a brokered private placement of 21,600,000 units at $0.50 per unit for total proceeds of $10,800,000. Each unit consisted of one common share and one-half of one transferable common share purchase warrant, with each whole warrant being exercisable for one additional common share at a price of $0.70 until April 17, 2009.

   In connection with this financing the Company issued 1,296,000 brokers' warrants as an agents' commission. Each broker warrant entitles the agents to purchase one broker unit at a price of $0.50 until April 17, 2009. Each broker unit consists of one common share and one-half of one common share purchase warrant. Each whole warrant underlying the broker unit entitles the agents to acquire one additional common share at a price of $0.70 until April 17, 2009.

   These brokers' unit warrants have been valued using the Black-Scholes option pricing model assuming a risk free interest rate of 4.11%, expected life of two years, annualized volatility of 54.02% and a dividend rate of 0%. The brokers' unit warrants fair value of $388,061 was recorded as share issue costs offset to contributed surplus.

7. STOCK OPTIONS AND WARRANTS

In December 2005 the Board of Directors approved a new 2006 Stock Option Plan. Under the 2006 plan, the Company is authorized to grant options to executive officers, directors, employees and consultants enabling them to acquire up to 10% of the issued and outstanding common stock of the Company, on a rolling basis. Options may be granted at an exercise price of no less than a 25% discount of the market price on the date of the grant, or such higher price as determined by the board of directors. Options can be granted for a maximum term of 5 years. Vesting is not required but may be set on an individual basis as determined by the board of directors. The 2006 plan was approved by shareholders at the Company's annual general meeting held on July 28, 2006.

Stock-based compensation

During the period ended November 30, 2007, the Company granted 1,940,000 (February 28, 2007 – 2,269,877) stock options. The options vest 25% upon the date of grant, and then at a rate of 25% (2006 – 12.5% to 25%) every 3 months thereafter, until fully vested.

For the period ended November 30, 2007, the total fair value of options granted using the Black-Scholes option pricing model was $415,026 (February 28, 2007 – $961,832). A total of $251,923 (2006 - $686,407) was charged to operations and $143,616 (February 28, 2007 - $127,764) has been included in mineral properties, all offset to contributed surplus. Unvested options with a fair value of $79,094 were cancelled during the period. The remaining balance of $67,727 will be recorded in future periods. The weighted average fair value of the options granted during the period was $0.21 (February 28, 2007 - $0.42) per option.

7. STOCK OPTIONS AND WARRANTS (cont'd...)

Stock-based compensation (cont'd...)

The following weighted average assumptions were used for the Black-Scholes valuation of stock options and compensatory warrants granted during the period:

	November 30, 2007	February 28, 2007
Risk-free interest rate	4.29%	4.11%
Expected life of options/warrants	4.3 Years	4.5 Years
Annualized volatility	58.0%	99.07%
Dividend rate	0%	0%

As at November 30, 2007 the Company had outstanding stock options as follows:

Number of Shares	Exercise Price	Expiry Date
100,000	$0.50	December 1, 2008
300,000	$0.65	December 1, 2008
1,075,000	$0.15	March 18, 2009
300,000	$0.50	September 1, 2009
140,000	$0.15	September 29, 2009
100,000	$0.20	November 2, 2009
250,000	$0.25	November 2, 2009
50,000	$0.30	February 8, 2010
300,000	$0.25	March 17, 2010
200,000	$0.30	June 27, 2010
150,000	$0.30	September 15, 2010
150,000	$0.30	November 1, 2010
75,000	$0.20	December 1, 2010
1,280,000	$0.30	December 8, 2010
500,000	$0.63	May 17, 2011
350,000	$0.60	August 1, 2011
50,000	$0.50	December 1, 2011
200,000	$0.50	January 20, 2012
200,000	$0.45	March 19, 2012
350,000	$0.55	April 25, 2012
25,000	$0.64	May 10, 2012
145,000	$0.50	June 15, 2012
250,000	$0.50	September 1, 2012
6,540,000		

7. STOCK OPTIONS AND WARRANTS (cont'd…)

Stock option transactions are summarized as follows:

	November 30, 2007		February 28, 2007	
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Balance, beginning of period	6,000,000	$ 0.33	4,865,123	$ 0.23
Granted	1,940,000	$ 0.53	2,269,877	$ 0.51
Exercised	(570,000)	$ 0.17	(965,000)	$ 0.21
Expired/cancelled	(830,000)	$ 0.55	(170,000)	$ 0.35
Balance, end of period	6,540,000	$ 0.37	6,000,000	$ 0.33
Options exercisable, end of period	5,951,250	$ 0.35	5,293,750	$ 0.31

Warrants

As at November 30, 2007, the following share purchase warrants were outstanding:

Number of Shares	Exercise Price	Expiry Date
25,000	$ 0.20	December 1, 2007
2,200,000	$ 0.75	February 2, 2008
9,476,000	$ 0.80	May 16, 2008
12,199,999	$ 0.70	April 17, 2009
23,900,999		

Warrant transactions are summarized as follows:

	November 30, 2007		February 28, 2007	
	Number of Warrants	Weighted Average Exercise Price	Number of Warrants	Weighted Average Exercise Price
Balance, beginning of period	13,252,568	$ 0.76	7,967,625	$ 0.48
Issued	12,199,999	$ 0.70	9,534,068	$ 0.80
Exercised	(126,000)	$ 0.20	(4,249,125)	$ 0.31
Expired/cancelled	(1,425,568)	$ 0.60	-	-
Balance, end of period	24,026,999	$ 0.74	13,252,568	$ 0.76

7. STOCK OPTIONS AND WARRANTS (cont'd…)

Brokers' Unit Warrants

Brokers' unit warrants transactions and the number of brokers' unit warrants outstanding are summarized as follows:

	November 30, 2007		February 28, 2007	
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Balance, beginning of period	322,613	$ 0.50	438,750	$ 0.50
Granted	1,296,000	$ 0.50	-	-
Exercised	(263,850)	$ 0.50	(116,137)	$ 0.50
Expired/cancelled	(58,763)	-	-	-
Balance, end of period	1,296,000	$ 0.50	322,613	$ 0.50

On April 17, 2007, the Company issued 1,296,000 brokers' unit warrants as an agents' commission. Each broker warrant entitles the agents to purchase one broker unit at a price of $0.50 until April 17, 2009. Each broker unit consists of one common share and one-half of one common share purchase warrant. Each whole warrant underlying the broker unit entitles the agents to acquire one additional common share at a price of $0.70 until April 17, 2009.

8. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	November 30, 2007	November 30, 2006
Cash paid during the period for interest	$ 3,006	$ -
Cash paid during the period for income taxes	$ -	$ -

Significant non-cash transactions during the period ended November 30, 2007 included:

a) The accrual of deferred exploration costs of $252,280 at November 30, 2007.

b) The application of $143,616 of stock-based compensation to deferred exploration costs.

c) Pursuant to an accrued obligation to acquire a net smelter royalty, the Company issued 200,000 shares at a cost of $112,000.

d) The application of $96,513, $17,716, and $80,904 from contributed surplus to capital stock for the fair value of options, finders' fees warrants, and broker unit warrants exercised, respectively.

e) The accrual of asset retirement obligations of $37,500 included in mineral properties at November 30, 2007.

8. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS (cont'd…)

Significant non-cash transactions during the period ended November 30, 2006 included:

a) The issuance of 276,600 units valued at $165,600 as consideration for finders' fees.

b) The accrual of deferred exploration costs of $682,941 at November 30, 2006.

c) The application of $107,825 of stock-based compensation to deferred exploration costs.

d) The application of $101,827, $12,093, and $35,611 from contributed surplus to capital stock on the fair value of options exercise, finders' fees warrants and broker unit warrants exercised, respectively.

e) The accrual of asset retirement obligations of $37,500 included in mineral properties.

f) The accrual of a net smelter royalty acquisition cost of $112,000, pursuant to an obligation to issue 200,000 shares.

9. RELATED PARTY TRANSACTIONS

During the period ended November 30, 2007, the Company entered into the following transactions with related parties:

a) Paid or accrued management fees of $60,000 (2006 – $67,500) to a company controlled by a director.

b) Paid or accrued investor relations fees of $15,000 (2006 - $45,000) to a company controlled by an former officer.

c) Paid or accrued consulting fees of $19,253 (2006 - $Nil) to a company controlled by a director.

d) Paid or accrued $99,000 (2006 - $Nil) for geological consulting fees and exploration management services, included in mineral properties, to an officer of the Company.

e) Paid or accrued $Nil (2006 - $198,307) for exploration drilling services, included in mineral properties, to a company controlled by a director.

f) Paid or accrued $Nil (2006 - $34,300) for exploration equipment rental, included in mineral properties, to a company controlled by a director.

g) Paid or accrued $Nil (2006 - $19,015) for exploration equipment purchased from a company controlled by a director.

On October 31, 2007 the Company terminated an agreement to pay a $7,500 monthly management fee to a company controlled by an officer. At the same time the officer entered into an employment contract with the Company. Under the terms of the employment contract, the officer is paid a salary of $13,333 per month, plus a $50,000 bonus, and is eligible to receive 400,000 share purchase options. The bonus is included in accounts payable, and was paid subsequent to the period end, while the share purchase options have not yet been granted.

These transactions were in the normal course of operations and were measured at the exchange amount which is the amount established and agreed to by the related parties.

10. SEGMENTED INFORMATION

The Company operates primarily in one reportable operating segment, being the acquisition and exploration of resource properties in Mexico. Geographical information is as follows:

	November 30, 2007	February 28, 2007
Capital assets are located in:		
Canada	$ 95,233	$ 35,838
Mexico	13,865,142	9,170,159
	$ 13,960,375	$ 9,205,997

11. FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash, receivables, accounts payable and accrued liabilities, obligation under share purchase agreement and promissory notes payable. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values, unless otherwise noted.

Financial risk

The Company is exposed to financial risk arising from fluctuations in foreign exchange rates and the degree of volatility of these rates. The Company does not use derivative instruments to reduce its exposure to foreign currency risk.

12. COMMITMENTS

The Company has the following commitments at November 30, 2007:

a) The Company rents its office premises under an operating lease until June 2012. The operating lease commitment, including rent plus estimated common area costs, is approximately $88,000 per annum.

b) The Company leases office equipment under an operating lease until July 2009, at a cost of $2,100 per annum.

c) The Company rents office and warehouse space in Mexico under operating leases until May 2008 at a total monthly rent of MXP$24,000 (Cdn$2,400).

13. SUBSEQUENT EVENTS

Subsequent to November 30, 2007:

a) The Company granted 150,000 stock options at an exercise price of $0.25 per common share to employees expiring on January 1, 2013.

b) The Company cancelled 100,000 stock options at an exercise price of $0.50 per common share expiring on December 1, 2008 previously granted to a consultant.

FORM 51-102F1

Soho Resources Corp.
SOH:TSXV

Management's Discussion and Analysis

For the Period Ended November 30, 2007

Overview

This Management's Discussion and Analysis (MD&A) of the financial position and results of operations of Soho Resources Corp. ("Soho") includes its wholly-owed subsidiaries, Samarkand de Mexico S.A. de C.V. ("Samarkand") and Sierra Soleada S.A. de C.V. (Sierra); and its 99.4% owned subsidiary, Sacramento de la Plata S.A. de C.V. ("Sacramento"), (collectively referred to as the "Company"). The MD&A should be read in conjunction with the consolidated financial statements for the fiscal period ended November 30, 2007. The information in this MD&A contains forward-looking statements. These statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those included in the forward-looking statements. The forward-looking statements are only made as of January 28, 2008, the date of this MD&A.

Effective March 1, 2007, the Company increased its ownership in Sacramento from 90.0% to 99.4%.

The Company is in the process of exploring its resource properties and has not yet determined whether these properties contain reserves that are economically recoverable. The recoverability of the amounts shown for resource properties and related deferred exploration costs is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete development, and upon future profitable production.

Summary of Operations

Soho's principal business activity is the acquisition and exploration of resource properties. The Company, through its Mexican subsidiaries, owns a majority interest in a mineral exploration property, the Tahuehueto Project, located in Durango State, Mexico. The Company is a reporting issuer in the provinces of British Columbia and Alberta, Canada, and trades on the TSX Venture Exchange under the symbol "SOH". Additional information may be obtained from the Company's web site (www.sohoresources.ca) and SEDAR (www.sedar.com).

Soho has completed more than 31,000 metres of drilling in approximately 170 holes since drilling operations started on the project in January 2005. This drilling has primarily been focused on resource definition within five priority zones at Tahuehueto. During July 2007, the Company launched both a 5,000-metre surface drill program with an independent contractor and a 3,000-metre helicopter-supported drilling program using its own recently purchased fly-capable light drill rig.

Based on the results from these drill holes and other exploration information, the Company is in the process of preparing a NI 43-101 compliant resource report. All technical data required for the preparation of this report have been turned over to Mine Development Associates, the authors of the report. This report will determine the initial inferred resource estimate and provide the basis for future exploration plans. It is anticipated that this report will be completed within the first calendar quarter of 2008.

During the period ended November 30, 2007 the Company has raised $12,452,725 through equity private placements and the exercise of previously outstanding warrants and stock options.

At November 30, 2007 the Company had working capital of $6,549,698. The operations of the Company have primarily been funded by the issuance of capital stock and loans from related parties. The Company's ability to continue as a going concern is dependent on obtaining continued financial support, completing public equity financing or generating profitable operations in the future.

Selected Quarterly Financial Information:

Fiscal year	2008			2007				2006
Fiscal quarter	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Period end date	Nov 30/07	Aug 31/07	May 31/07	Feb 28/07	Nov 30/06	Aug 31/06	May 31/06	Feb 28/06
Loss for the period	$(627,979)	$(365,224)	$(470,739)	$(530,973)	$(401,029)	$(914,108)	$(422,093)	$(537,246)
Loss per share	$(0.01)	$(0.00)	$(0.01)	$(0.01)	$(0.01)	$(0.01)	$(0.01)	$(0.01)
Total assets	$21,117,123	$21,818,925	$22,444,682	$11,185,433	$10,848,277	$10,043,863	$10,278,138	$4,535,851
Long-term debt	$169,000	$169,000	$156,500	$144,000	$62,500	$50,000	$37,500	$25,000

The losses for each of the 2006, 2007, and 2008 fiscal periods fiscal period have increased generally as a result of the increased business activities associated with new equity financings and the exploration of the Company's Tahuehueto mineral property. Each of the 2007 and 2008 quarterly losses are reasonably consistent, averaging approximately $370,000 per period compared to an average of $240,000 during the same periods in 2006, after excluding stock-based compensation charges, foreign exchange, and interest earned.

The Company grants stock options resulting in significant charges for stock-based compensation. These charges are allocated over four to six fiscal quarters depending on vesting terms. However, there can still be significant quarterly variations in the number and value of options granted from one period to the next. In fiscal 2007, the quarterly losses include stock-based compensation charges totaling $1,012,521, and $443,434 in the year ended February 28, 2006 for the fair value of stock options granted. A large part of the 2006 options were granted in the Q4 period resulting in a $120,000 increase in stock-based compensation expense compared to the expense incurred in each of the previous quarter of fiscal 2006.

The Q2 2007 loss includes a large charge of $600,093 for stock-based compensation, while the Q1 2007 period charge was $86,314. When these amounts are excluded from these periods, the net losses are relatively consistent at Q1 2007 - $335,779; and Q2 2007 - $314,015. This large charge for stock-based compensation is primarily due to various stock options granted during the period December 2005 to May 2006, under the Company's 2006 Stock Option Plan. Until the plan was approved by shareholders at the Company's July 28, 2006 AGM, the recognition of this stock-based compensation charge was deferred until the August 31, 2006 fiscal period.

The Q3 2008 loss increased as a result of a $37,000 decrease in interest income as invested funds are consumed by operations. At the same time business promotion, consulting fees, investor relations and travel expenses all increased by $155,000 as a result of increased promotional activities. There was also a change to management compensation resulting in a net expense increase of approximately $70,000.

During the Q1 period ended May 31, 2006, the Company raised approximately $5,947,000 in cash, and a further $1,151,000 during the remainder of the year, by the issuance of common shares. In the Q1 period ended May 31, 2007 the Company raised a further $12,397,000 by the issuance of common shares. This accounts for the significant increase in total assets in the fiscal 2007 and 2008 periods as compared to the previous 2006 fiscal periods.

Total assets increased during the 2008 Q1 period as the company received gross cash proceeds of $12,397,525 by issuing 25,083,850 shares pursuant to private placement financings and the exercise of options.

Long-term debt is the Company's estimated asset retirement obligation in connection with environmental and reclamation costs on the Tahuehueto property. In both 2006 and 2007 this amount has increased in direct relation to the area disturbed by the Company's increase in drilling activities.

Results of Operations

The Company incurred $1,659,990 in general and administrative plus interest expenses during the period ending November 30, 2007. Generally, expenses increased as a result of the increase in business activities compared to the equivalent 2006 fiscal periods. With the exception of stock-based compensation charges and foreign exchange, total expenses for the each of the 2007 and 2008 fiscal quarters have been relatively consistent.

Professional fees include legal, accounting, and audit fees. Legal fees have decreased, however higher accounting and audit fee have offset the decrease. The overall increase in the volume of transactions has increased administrative costs including current accounting fees. The accrual of the estimated audit cost for the 2008 fiscal year has also increased significantly both because the auditors' rates have increased and the estimated amount of time to perform the audit has increased.

Consulting fees and business promotion expenses include fees paid for advertising, development and production of promotional materials, registration fees for trade shows, corporate communication services and financial consulting associated with the Company's on going search for additional sources of financing.

Communications expense includes the costs of Soho's office telephones, fax, mobile phones, web site design and maintenance, web hosting and internet access services.

The increase in rent for the current period is because the company has increased the size of its Vancouver office, plus there is a general increase in overhead costs charged by the landlord. In connection with this change in the Vancouver office, amortization expense increased as a result of the purchase of additional office assets.

Wages and benefits increased as the Company hired four more full time administrative personnel compared to the November 30, 2006 period. Consultants previously performed some of the work now done by these employees.

On October 31, 2007 the Company terminated an agreement to pay a $7,500 monthly management fee to CMB Investments Ltd. (CMB), a company controlled by Ralph Shearing, a director and CEO of the Company. At the same time the Company entered into a new employment contract with Mr. Shearing. Under the terms of the employment contract, the officer is paid a salary of $13,333 per month, plus a $50,000 bonus, and is eligible to receive 400,000 share purchase options. The bonus is included in wages expense and accounts payable, and was paid subsequent to the period end, while the share purchase options have not yet been granted.

Travel expenses include the costs of vehicles, airfares, accommodation, and meals for a variety of business trips related to securing financing and meetings connected with the Tahuehueto property, as well as attendance at various trade shows.

The Company's Tahuehueto project is located in a remote area, a considerable distance from any commercial and business centres. To facilitate the expanded exploration activities on the Tahuehueto property, in June 2006 the Company established an office in Durango City, Durango, Mexico. This office oversees the administration of the exploration activities, including the procurement of services, supplies, and equipment from local vendors. As the office exists solely for the benefit of the exploration activities, the costs of maintaining and operating the office have been included with the Tahuehueto deferred exploration costs. These office and administrative costs include personnel salaries, rent, communications, office supplies, and office equipment.

In addition to the Durango office, the Company rents warehouse space primarily for the storage of diamond drill core sample materials extracted from the Tahuehueto property. The sample materials, reject samples, and pulps are stored here after delivery from the preparation lab. The warehouse is also used to temporarily store supplies and equipment prior to being shipped to the Tahuehueto project.

During the summer of 2007 the Company engaged a consultant to assist in locating and evaluating new resources properties in Mexico with the potential for further exploration development. Property investigation expense includes the consultant's fees, travel, and technical expenses associated with the property investigations.

The Company's surplus cash from the April 2007 private placement financing is held in an interest bearing deposit, and drawn upon only as funds are needed for operations. Interest income has increased by approximately $129,000 because the interest rate is higher, the amount deposited is significantly higher, and the time period longer.

Except as may be otherwise indicated, all of the above noted transactions have received regulatory approvals, where required.

Resource Properties and Investments

Tahuehueto Mine Project, Mexico

Overview
Through a 99.4%-owned Mexican subsidiary, Soho Resources Corp. controls 100% of the Tahuehueto project situated in a historic mining district of northwestern Durango State. The 9,081-hectare property covers at least 12 known mineralized zones hosted within a structurally controlled epithermal system that has been traced for more than six kilometres.

Tahuehueto lies within the prolific Sierra Madre mineral belt, which hosts a series of historic and producing mines and most of Mexico's active exploration and development projects. The project is situated approximately 100 kilometres southwest of silver mines in the Guanacevi region, and about 25 kilometres north of the silver mines at Topia.

Access to the property is by road, about nine hours from Durango City, or by fixed-wing aircraft to a nearby landing strip. The project site is remote, with only a few small villages in this portion of the Municipality of Tepehuanes.

Spanish explorers were the first to discover the gold-silver veins at Tahuehueto, but were unable to process the sulphide mineralization. Various companies explored the property, starting in the early 1900s, leading to development of underground workings and very limited historic production. Soho acquired rights to the project in 1997, shortly after the Mexican government reformed its mining laws and adopted new policies aimed at attracting foreign investment to the mining sector. The Company was attracted to Mexico because of its vast geological potential and favorable investment climate, and to the Tahuehueto project because of the evidence of a highly mineralized epithermal system, past exploration activity, and excellent potential for significant new discoveries. It was also noted that geologically similar deposits in nearby districts have produced millions of ounces of gold and silver, along with associated base metals in some cases, from multiple zones and structures. One such example is the La Cienega mine, owned and operated by Penoles, Mexico's largest mining company. This large-scale underground mine hosts more than one million ounces of gold in reserves, and also produces silver, lead and zinc. Another is San Dimas District, which hosts several large underground mines that have produced more than 9 million ounces gold and 700 million ounces silver from about 22 structures. Goldcorp Inc. controls the San Dimas district and surrounding mines through its subsidiary Luismin Mines.

Ownership and Access Rights
Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral properties. The Company has investigated title to all of its mineral properties and, to the best of its knowledge, title to all of its properties are in good standing.

In 1997, pursuant to a share purchase agreement, and one amendment thereto, the Company acquired, through its wholly-owned Mexican subsidiary Samarkand de Mexico, 85% of the issued and outstanding capital stock of Sacramento and subsequently acquired an additional 5%. In March 2007 the Company converted a portion of inter-company debt between Samarkand and Sacramento into equity, thereby increasing its ownership in Sacramento to 99.4%. Sacramento holds a 100% interest in the Tahuehueto mineral property, located in Durango State, Mexico. Certain core concessions of the property, comprising approximately 2,060 hectares, are subject to a 1.6% net smelter returns royalty.

On December 4, 2006 the Company settled its outstanding obligation to one of the vendors, Senor Alberto Shade Zavala, and in doing so, as part of the settlement, the Company also purchased Senor Shade's 0.4% net smelter return royalty interest covering a portion of the previous net smelter return held by the vendors, thereby reducing the outstanding net smelter return on the Project to 1.6% from 2%. Total compensation paid by the Company to Senor Shade was US$50,000, representing his pro-rata portion of the final payments due to the vendors under the original Share Purchase Agreement, plus US$75,000 and 200,000 common shares priced at $0.56 per share for the 0.4% net smelter return royalty interest. These shares were issued during the period ended May 31, 2007 at a total value of $112,000.

Pursuant to the share purchase agreement and its subsequent amendment as referred to above, the Company is obligated to make a final payment of US$200,000 to the remaining two vendors of the Sacramento shares.

Based upon regional reconnaissance work in and around Tahuehueto, Soho staked additional concessions covering approximately 7,018 hectares to encompass most of the prospective ground in the Tahuehueto district. This staking brings Soho's total Tahuehueto project area to 9,081 hectares.

The Company entered into a Surface Rights Agreement with Comunidad La Bufa, the local community residents' formal legal entity. The Surface Rights Agreement has an initial term of ten years expiring in May 2016, and is extendable for an additional five years. The agreement covers the core 2,062 original hectares of the project and allows the Company unrestricted access to explore, develop and mine metals within the area covered under the agreement. Sacramento will make annual payments to Comunidad La Bufa over the term of the agreement, at US$20,000 in the first year with subsequent payments increasing from the previous year's payment by 5% annually. In addition, upon commencement of commercial production the annual payment will be increased by 50% of the previous year's payment.

Exploration Highlights

NI 43-101 Resource Report

The Company has engaged Mine Development Associates of Reno, Nevada, to prepare a NI 43-101 compliant resource report. Soho has turned over all data necessary for the completion of the initial inferred resource study at Tahuehueto. This data includes 3,670 meters of reverse circulation drill data and 28,120 meters of diamond drill data. Resources for El Creston, El Rey, Cinco de Mayo, Santiago and the Catorce zone are expected. The resource areas will be divided as appropriate based on continuity of mineralization rather than necessarily matching the target names used to this point. The completion of this resource estimate will allow Soho to proceed with a preliminary plan for underground test mining and facilities location.

Exploration Activities

Soho's exploration programs have significantly enhanced the overall potential of the Tahuehueto property. The Company is particularly encouraged by the strength of the mineralization, the continuity and number of structures, and the widths of the mineralized veins within the structures tested to date.

In June 2006 the Company initiated an 18,000-metre drilling program using two diamond drills to test five mineralized structures. The program included camp upgrades, infrastructural improvements, drill road access and drill site preparation in anticipation for start up of drilling operations. This 18,000-metre drilling program was completed during the summer of 2007.

The Company then launched both a 5,000-metre surface drill program with an independent contractor and a 3,000-metre, helicopter-supported drilling program using its own recently purchased fly-capable light drill rig. Ten helicopter-supported drill sites have been established in order to complete the 3,000-metre program. Although well along in this process, delays associated with commencing the helicopter-supported drill program have slowed the pace of data collection within the critical area of structural intersection of the El Creston and El Perdido structures.

Soho Resources has completed more than 31,000 meters of drilling in approximately 170 holes to define priority zones occurring within a district-scale epithermal system traced for at least six kilometers at Tahuehueto. The Company also entered into a diamond drilling contract in late November 2007 with Falcon Perforaciones Mexico S.A. De C.V., a Mexican subsidiary of Falcon Drilling Ltd. of Prince George, B.C., for at least 5,000 meters of core drilling (see press release Dec.5/07). In early December one of Falcon's drill rigs was mobilized to Mexico, with drilling to start with the arrival of the rig to the Project site. A second Falcon rig is intended to be mobilized from Canada to the site in early 2008.

The bulk of 2007 drilling was focused on resource definition within five priority zones and totaled more than 15,500 meters. The ongoing 3,000-meter, helicopter-supported program is testing critical areas where major structures intersect but largely inaccessible by road because of steep terrain. Some of the best assay results for both precious and base metals were returned from the edges of such areas, notably the El 1225 Clavo and Level 8-9 Clavo. The Company has completed four drill holes originally targeted for helicopter drilling, one with the helicopter drill, and three with a skid-mounted drill where drill sites were able to be accessed by explosive blasting

to establish skid roads. Results from these first four holes within the helicopter-supported drilling area will be released as soon as possible in early 2008.

The drilling required for an initial inferred resource calculation is complete and the Company expects to receive its first formal NI 43-101 compliant resource estimate for Tahuehueto, in early 2008, paving the way for subsequent pre-feasibility and scoping studies.

Starting in 2008, upon completion of the initial NI 43-101 inferred resource report, and following the recommendations to be outlined in that report, the Company intends to initiate a new exploration phase. The primary goal of this new program is upgrading the initial resource estimate from inferred to measured and indicated, through further development drilling, both surface and underground, in the areas of high grade ore shoots. Metallurgical studies and geotechnical studies will also be undertaken. In addition, continued exploration drilling is planned during 2008 on several well mineralized and promising zones and structures such as Santiago, El Rey, Espinal and Texcalama.

Infrastructure planning is also under way with the Company agreeing to a cost-sharing initiative with both State and Municipal governments to upgrade the access road to the site and also provide improved access to nearby communities, including El Purgatorio, Arroyo Hondo and Las Cruces.

El Creston Target
This target area is formed by the intersection of the El Creston fault and a series of structures parallel to the El Perdido fault. El Creston may represent a dilatant extension zone between predominantly left lateral faults of El Perdido and El Rey. The mineralized section of the El Creston zone is approximately 900 metres long and varies from 5 to over 20 metres wide. The zone has been tested to more than 250 metres below surface (more than 300 metres in the plane of the structure). Grades in the upper portion of the structure tend to be more gold rich with values locally greater than 30 g/t Au. Deeper intercepts tend to be dominated by base metals (lead and zinc). This is believed to be due, in part, to vertical zonation and, in part, to supergene enrichment of gold values in the top 100 metres of the deposit. The large rock outcrop from which El Creston gets its name has 250 metres of strike length in the main intersection zone between El Creston and El Perdido, which has yet to be drilled. Recent results from El Creston include hole DDH07-081 which returned an intercept of 10.15 metres of 6.48 g/t Au, 113.1 g/t Ag, 0.05 % Cu, 0.74 % Pb, 1.07 Zn.

Recent drilling on El Creston has generated some of the best results for both precious and base metals from the structural zone formed at the intersection of the El Creston and El Perdido Structures at Tahuehueto. Two recent drill holes (DDH07-111 and 113) drilled here confirm continuity of high-grade poly-metallic mineralization.

Hole DDH07-113 encountered two separate well mineralized zones with a first gold – silver intercept from 41.5 to 49.7 metres returning 8.20 metres grading 16.22 g/t Au and 52.6 g/t Ag and a second deeper zone, from 59.35 to 73.10 metres, returning 13.75 metres of 1.31 g/t Au and 59.9 g/t Ag with 0.71% Cu, 1.33% Pb and 2.69% Zn.

Hole DDH07-111 located 100 metres northeast along strike of DDH07-113 also cut an upper gold - silver zone from 70.15 to 75.70 metres for a 5.55 metre wide intersection grading 5.33 g/t Au and 122.9 g/t Ag and a slightly deeper zone from 78.80 to 99.10 metres for an intersected width of 20.30 metres grading 4.16 g/t Au, 62.7 g/t Ag, 0.52% Cu, 3.96% Pb and 2.80% Zn.

Between DDH07-111 and DDH07-113 – approximately away from 50 metres each hole – a previously reported hole DDH06-037A, intercepted the zone of precious metals from 19.51 metres to 29.26 metres for an intercept of 9.75 metres grading 12.52 g/t Au and 126.3 g/t Ag. This hole also intercepted a deeper zone of base metals from 31.09 metres to 37.19 metres for a width of 6.10 metres grading 0.73 g/t Au, 39.8 g/t Ag, 0.64 % Cu, 1.94 % Pb and 2.55 % Zn. A third small zone of precious metals was intercepted immediately below the base metals returning 2.89 metres from 37.19 metres to 40.08 metres of 8.65 g/t Au, 109.5 g/t Ag, 0.96 % Cu, 0.54 % Pb and 0.22 % Zn. This zone is open to both the north and south.

Santiago Target
The Santiago area is the continuation of the El Perdido structure to the northeast of a section covered by Upper Volcanic Series ignimbrites. This target has been tested by 8 holes including hole DDH06-063 which returned an intercept of 19.79 metres at 4.71 g/t Au, 88.4 g/t Ag, 1.06 % Cu, 0.67 % Pb, 0.98 % Zn. A portion of this intercept was previously reported. . There is potential in this area to encounter other link structures similar to El Creston between the two sub-parallel structures mentioned.

Cinco de Mayo Target
The Cinco de Mayo vein is believed to be the southwest continuation of the El Perdido structure approximately 1400 metres southwest from the El Creston outcrop. This target yielded spectacular results from underground sampling in 2005. Drilling below the high grade channel samples included hole DDH07-085 which returned 4.9 metres at 3.54 g/t Au, 164.0 g/t Ag, 1.09 % Cu, 1.40 % Pb, 4.09 % Zn. The target has been tested over a strike length of approximately 900 metres to a depth of approximately 125 metres (150 metres in the plane of the vein). The zone varies from 2 to 10 metres wide. Further drilling Cinco de Mayo started in January to both offset the mineralization identified in hole DDH07-085 and to further explore the structure along strike to the southwest.

New Catorce Zone Named
Hole DDH07-122 drilled recently during exploration drilling between Cinco de Mayo and El Creston, has returned a significant intercept cutting 5.00 metres of 13.56 g/t Au, 88.6 g/t Ag, 0.61% Cu, 0.97% Pb, 6.99% Zn. This is the highest grade intersection from an area that company is now naming the Catorce Zone. The Catorce Zone is located half way between the southern end of the El Creston and Cinco de Mayo Zones along the large, thought to be continuous, Cinco De Mayo-Perdido- Santiago Structure . Due to the increasing importance of this area the company has given this new zone a name to separate it from the Cinco de Mayo Zone to the south. Other holes from this Catorce Zone were published in the August 15, 2007 press release including DDH07-101 which returned 14.65 metres of 1.64 g/t Au, 268.28 g/t Ag, 0.02% Cu, 0.28% Pb and 0.28% Zn and hole DDH07-105 which returned 9.15 metres of 0.82 g/t Au, 50.6 g/t Ag, 0.05% Cu, 0.52% Pb and 2.20% Zn.

District Scale Geologic Mapping
Mapping carried out in April of this year has extended the Texcalama zone form its previously known length of 600 metres to a currently mapped length of over 1800 metres. Texcalama consists of several near parallel sheeted veins in a zone up to 8 metres wide. Grab samples taken while mapping returned results up to 47.5 g/t Au, 128 g/t Ag, 1.10 % Cu, 2.56 % Pb, 2.90 % Zn. Drilling on this target will be started after the first pass resource drilling is complete.

Environment and Community
Soho conducts its exploration and development activities in a socially and environmentally progressive manner consistent with the principles of Sustainable Development. Particular emphasis is placed on establishing good relationships with community leaders and state authorities to ensure citizens are kept informed of the Company's exploration activities.

The project has recently been visited by Mexican government authorities from PROFEPA (environment), CONAGUA (water) and INAH (history and anthropology). In all cases the project met or exceeded the government official's expectations and Soho continues to have all operating permits required for the current stage of development.

As the Tahuehueto project advances from exploration and development to the pre-feasibility stage, environmental baseline studies will lay the foundation for more detailed programs examining all aspects of potential mine development to ensure the highest standards of environmental protection. The Company will continue to comply with all regulations and closely monitor its activities to minimize damage to the ecosystem.

Soho participates in a range of social initiatives in support of local communities, and has already helped to establish schools and improve electrical, water supply and sanitation facilities. Soho recently established a clinic on the project site which services the crew and is available to the local populace. Local hiring and procurement policies have been adopted to ensure that benefits flow to the communities and region surrounding the project.

Corporate, General, and Administrative

Directors and Officers
At the Company's Annual General Meeting (the "AGM") held on October 11, 2007, shareholders elected the following individuals as directors of the Company:

Ralph Shearing
Marek Kreczmer
William Howald
Arthur Freeze
Paul Chung

At a subsequent directors meeting, the following director and officer appointments were made:

Audit Committee – Ralph Shearing, Marek Kreczmer, and Paul Chung
Human Resources & Compensation Committee – Marek Kreczmer, Paul Chung, William Howald
Advisory Board – Otto Jelinek, and John Anderson.
President and Chief Executive Officer – Ralph Shearing
Chief Financial Officer - Donald Crossley
Vice-President of Exploration - Hall Stewart

Management Agreements
In January 2007 the Company entered into an agreement with Hall Stewart to provide geological and exploration management services to the Company for a monthly fee of US$11,000. This agreement may be terminated by 30 days written notice. In addition Mr. Stewart was appointed an officer of the Company in the position of Vice-president, Exploration and Development.

In September 2004 the Company entered into a management services agreement with Ralph Shearing and CMB Investments Ltd., a company controlled by Mr. Shearing, to provide general management services to the Company for a monthly fee of $7,500. Mr. Shearing is the CEO and a Director of the Company. This agreement was terminated in October 2007 and replaced by an employment contract between the Company and Mr. Shearing.

In July 2004 the Company entered into an agreement with Frank Port and Seaport Capital Inc., a company controlled by Mr. Port, to provide business development and investor relations services to the Company for a monthly fee of $5,000. This agreement may be terminated by 30 days written notice. In addition Mr. Port was appointed an officer of the Company in the position of Vice-president Corporate Development. This agreement was terminated in May 2007 coincident with the resignation of Mr. Port.

In March 2005 the Company entered into a consulting services agreement with Jose Abraham Urias Romero and Urias Management & Investments Corp., a company controlled by Mr. Urias, to provide general and legal consulting services to the Company, including its Mexican subsidiaries, for a monthly fee of $5,000. Mr. Urias is a former director of the Company. This agreement was terminated in May 2007 coincident with the resignation of Mr. Urias.

These transactions are in the normal course of operations and are measured at the exchange amount which is the amount established and agreed to by the related parties. These agreements have received regulatory approval where required.

Financing Activities
During the period ended November 30, 2007, pursuant to a private placement financing, and the exercise of options and warrants, the company received gross cash proceeds of $12,452,725 and issued 25,359,850 shares at an average price of $0.49.

Details of the above mentioned share issuances are available in the notes to the Company's financial statements for the period ended November 30, 2007.

Proceeds from the warrant, options, and private placement financings were utilized in the Company's Mexican operations and for general working capital purposes. All of the above financing transactions have received regulatory approval where applicable.

Capital Stock, Warrants, and Options

Capital Stock

As at January 28, 2008, there has been no change in the issued capital stock from the information disclosed in the November 30, 2007 interim consolidated financial statements.

Warrants

As at January 28, 2008, there has been no change in the warrants from the information disclosed in the November 30, 2007 interim consolidated financial statements, except that the 25,000 December 1, 2007 warrants expired without being exercised.

Stock Option Plan

A 2007 Stock Option Plan was approved by a majority of disinterested shareholders on October 11, 2007, at the Company's annual general meeting. Under the 2007 plan, the Company is authorized to grant options to executive officers, directors, employees and consultants enabling them to acquire up to 10% of the issued and outstanding common stock of the Company, on a rolling basis. Options may be granted at an exercise price of no less than a 25% discount of the market price on the date of the grant, or such higher price as determined by the board of directors. Options can be granted for a maximum term of 5 years. Vesting is not required but may be set on an individual basis as determined by the board of directors.

As at January 28, 2008, the following share purchase options were outstanding:

Number of Shares	Exercise Price	Expiry Date
300,000	$0.65	December 1, 2008
1,075,000	$0.15	March 18, 2009
300,000	$0.50	September 1, 2009
140,000	$0.15	September 29, 2009
100,000	$0.20	November 2, 2009
250,000	$0.25	November 2, 2009
50,000	$0.30	February 8, 2010
300,000	$0.25	March 17, 2010
200,000	$0.30	June 27, 2010
150,000	$0.30	September 15, 2010
150,000	$0.30	November 1, 2010
75,000	$0.20	December 1, 2010
1,280,000	$0.30	December 8, 2010
500,000	$0.63	May 17, 2011
350,000	$0.60	August 1, 2011
50,000	$0.50	December 1, 2011
200,000	$0.50	January 20, 2012
200,000	$0.45	March 19, 2012
350,000	$0.55	April 25, 2012
25,000	$0.64	May 10, 2012
145,000	$0.50	June 15, 2012
250,000	$0.50	September 1, 2012
150,000	$0.25	January 1, 2013
6,590,000		

Brokers' Unit Warrants
In connection with private placement financings, the Company granted non-transferable broker unit warrants entitling the brokers to purchase units, each unit consisting of one common share and one-half of a non-transferable share purchase warrant.

As at January 28, 2008, the following agent unit options were outstanding:

	Number of units	Unit Exercise Price	Number of Underlying Whole Warrants	Underlying Whole Warrant Exercise Price	Expiry Date
Balance as at February 28, 2007	322,613	$ 0.50	161,306	$ 0.60	March 3, 2007
Granted	1,296,000	$ 0.50	648,000	$ 0.70	April 19, 2009
Exercised	(263,850)	$ 0.50	(131,925)	$ 0.60	
Expired/cancelled	(58,763)	$ 0.50	(29,381)	$ 0.60	
Balance as at January 28, 2008	1,296,000	$ 0.50	648,000	$ 0.70	

Liquidity

At November 30, 2007, the Company had working capital of $6,549,698. Recent financings have eliminated the historical working capital deficiencies experienced by the Company in prior years, and have provided funds both for the Company to continue its exploration program and for general working capital purposes. However the Company's ability to continue as a going concern is dependent on obtaining continued financial support, completing public equity financing or generating profitable operations in the near future.

Investor Relations

In addition to other management services, Frank Port was handling investor relation activities. (See above section on Management Agreements)

Related Party Transactions

In addition to certain related party transactions mentioned above, the Company had additional significant transactions with related parties, as are summarized below.

CMB Investments Ltd. (CMB), a company controlled by Ralph Shearing, a director and CEO of the Company, charged the Company a total of $60,000 for management services. This is compensation for time spent on administrative, financial, and operational affairs of the Company. Soho entered into a management services contract with CMB; under the terms of this agreement, CMB was charging Soho a management fee in the amount of $7,500 per month. The agreement was terminated in October 2007 and replaced by an employment contract between the Company and Mr. Shearing, as described above.

The Company paid approximately $19,000 in consulting fees to Stillwater Enterprises Ltd., a company controlled by Art Freeze, a director the Company. Mr. Hall Stewart, an officer of the Company, has charged Soho US$99,000 for geological and exploration management services.

The Company also paid fees for investor relations of $15,000 to a company controlled by Frank Port, a now former officer of the Company.

These transactions are in the normal course of operations and are measured at the exchange amount which is the amount established and agreed to by the related parties.

Critical Accounting Estimate

Asset Retirement Obligation

The Company's operations are affected by federal, state and local laws and regulations concerning environmental protection. Under current regulations, the Company is required to meet performance standards to minimize environmental impact from operations and to perform site restoration and other closure activities. The Company's provisions for future site closure and reclamation costs are based on known requirements. It is not currently possible to estimate the impact on operating results, if any, of future legislative or regulatory developments. The asset retirement obligation accrual required management to make significant estimates and assumptions. Actual results could differ from these estimates.

The Company estimates its asset retirement obligation at the Tahuehueto property based on its understanding of its requirements to reclaim the currently disturbed areas. The Company has accrued $169,000 as an asset retirement obligation. The asset retirement obligation is considered to be present value.

Risk Factors and Uncertainties

Forward-Looking Statements

Certain statements made and information contained in this MD&A and elsewhere may constitute forward-looking statements. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to the interpretation of drill results and the estimation of mineral resources, the geology, grade and continuity of mineral deposits, the possibility that future exploration, development results will not be consistent with the Company's expectations, accidents, equipment breakdowns, title matters and surface access, labour disputes, the potential for delays in exploration activities, the potential for unexpected costs and expenses, commodity price fluctuations, currency fluctuations, failure to obtain adequate financing on a timely basis and other risks and uncertainties, including those described under Risk Factors in each management discussion and analysis. In addition, forward-looking information is based on various assumptions including, without limitation, the expectations and beliefs of management, the assumed long term price of precious and base metals, that the Company will receive required permits and access to surface rights, that the Company can access financing, appropriate equipment, sufficient labour and subcontractors, and that the political environment within the Company's operating jurisdictions will continue to support the development of environmentally safe mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements.

The Company's ability to generate revenue and profit from its natural resource properties, or any other resource property it may acquire, is dependent upon a number of factors, including, without limitation, the following:

Financial risk

The Company is exposed to financial risk arising from fluctuations in foreign exchange rates and the degree of volatility of these rates. The Company does not use derivative instruments to reduce its exposure to foreign currency risk.

Precious and Base Metal Price Fluctuations

The Company's ability to finance its mineral property acquisition, exploration and eventual development is dependent upon the market price of certain precious and base metals. The price of such metals has fluctuated widely and is affected by numerous economic and political factors, consumption patterns, speculative activities, levels of supply and demand, increased production due to new mine developments and productivity, metal substitutes and stock levels. These fluctuations may result in the Company not receiving an adequate return on invested capital or the investment retaining its value.

Operating Hazards and Risks

Mining operations generally involve a high degree of risk, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. Operations in which the Company has a direct or indirect interest will be subject to all the hazards, risks and liabilities normally incidental to exploration, development and production of precious and base metals. The Company presently carries liability insurance, however any liabilities arising from its operations may have a material, adverse effect on the Company's financial position.

Exploration and Development

There is no known body of commercial ore on the Company's mineral properties. Development of the Company's properties will only follow upon obtaining satisfactory exploration results. Mineral exploration and development involves a high degree of risk and few exploration properties are ultimately developed into producing mines. There is no assurance that the Company's mineral exploration and development activities will result in any commercially viable discoveries.

Substantial expenditures are required to establish reserves through drilling, to develop metallurgical processes and the mining and processing facilities and infrastructure at any site chosen for mining. Although substantial benefits may be derived from the discovery of a major mineralized deposit, no assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operations or that the funds required for development can be obtained on a timely basis.

The marketability of any minerals acquired or discovered may be affected by numerous factors which are beyond the Company's control and which cannot be accurately predicted, such as market fluctuations, the proximity and capacity of milling facilities, mineral markets and processing equipment, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting minerals and environmental protection.

Calculation of Reserves and Mineralization and Precious and Base Metal Recovery

There is a degree of uncertainty attributable to the calculation of reserves and mineralization and corresponding grades being mined or dedicated to future production. In addition, there can be no assurance that precious or other metal recoveries in small-scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production.

Government Regulation

Operations, development and exploration on the Company's properties are affected to varying degrees by government regulations relating to such matters as environmental protection, health, safety and labour; mining law reform; restrictions on production; price controls; tax increases; maintenance of claims; tenure; and expropriation of property. There is no assurance that future changes in such regulation, if any, will not adversely affect the Company's operations.

Environmental Factors

All phases of the Company's operations are subject to environmental regulation in the various jurisdictions in which it operates. Environmental legislation is evolving and requires stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation will not adversely affect the Company's operations. Environmental hazards may exist on the Company's properties, which are unknown to the Company at present and which have been caused by previous or existing owners or operators of the properties.

Title to Assets

Although the Company has or will receive title opinions for any properties in which it has a material interest, there is no guarantee that title to such properties will not be challenged or impugned. The Company has not conducted surveys of the claims in which it holds direct or indirect interests and therefore, the precise area and location of such claims may be in doubt.

The Company's claims may be subject to prior unregistered agreements or transfers or native land claims and title may be affected by undetected defects.

Internal Controls

Internal controls over financial reporting are defined under Canadian securities policy MI 52-109 as "... a process designed by, or under the supervision of, the issuer's chief executive officers and chief financial officers, or persons performing similar functions, and effected by the issuer's board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP and includes those policies and procedures that:

a) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the issuer;
b) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with the issuer's GAAP, and that receipts and expenditures of the issuer are being made only in accordance with authorizations of management and directors of the issuer; and
c) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the issuer's assets that could have a material effect on the annual financial statements or interim financial statements."

The Company has conducted a review and evaluation of its internal controls over financial reporting, with the conclusion that as at February 28, 2007 the Company's system of internal controls over financial reporting as defined under MI 52-109 is sufficiently designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP. In its evaluation, the Company identified certain material weaknesses in internal controls over financial reporting:

a) due to the limited number of staff at the Company, it is not feasible to achieve the complete segregation of incompatible duties; and
b) due to the limited number of staff, the Company relies upon third parties as participants in the Company's internal controls over financial reporting.

The Company believes these weakness are mitigated by: the active involvement of senior management and the board of directors in all the affairs of the Company; open lines of communication within the Company; the present levels of activities and transactions within the Company being readily transparent; the thorough review of the Company's financial statements by management, and the board of directors. However, these mitigating factors will not necessarily prevent the likelihood that a material misstatement will not occur as a result of the aforesaid weaknesses in the Company's internal controls over financial reporting. A system of internal controls over financial reporting, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the internal controls over financial reporting are met.

Management has not made any change in the Company's system of internal controls over financial reporting during the most recent interim period that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Changes in Accounting Policies

In January 2005, the Canadian Institute of Chartered Accountants issued three new standards relating to financial instruments. These standards are applicable for fiscal years beginning on or after October 1, 2006. The standards are as follows:

Financial Instruments – Recognition and Measurement, Section 3855
This standard prescribes when a financial asset, financial liability or non-financial derivative is to be recognized on the balance sheet and whether fair value or cost-based measures are used. It also specifies how financial instrument gains and losses are to be presented. The Company has assessed the impact of this standard on its financial position and future results and accordingly does not expect to be significantly impacted by this standard.

Hedges, Section 3865
This standard is applicable when a company chooses to designate a hedging relationship for accounting purposes. It builds on Accounting Guideline AcG-13 "Hedging Relationships", and Section 1650 "Foreign Currency Translation", by specifying how hedge accounting is applied and what disclosures are necessary when it is applied. The Company does not apply hedge accounting and accordingly does not expect to be impacted by this standard.

Comprehensive Income, Section 1530
This standard introduces new rules for reporting and display of comprehensive income. Comprehensive income is the change in shareholders' equity (net assets) of an enterprise during a reporting period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners. These items include holding gains and losses on certain investments and gains and losses on certain derivative instruments. The Company does not have a defined benefit pension plan or post retirement plan and does not apply hedge accounting and accordingly does not expect to be significantly impacted by this standard.

Financial Instruments

The Company's financial instruments consist of cash, receivables, accounts payable and accrued liabilities, obligation under share purchase agreement, loans payable and due to related parties. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values, unless otherwise noted.

On Behalf of the Board of Directors of
Soho Resources Corp.

"Ralph Shearing"

Ralph Shearing, CEO
January 28, 2008

END